Filed by MDC Partners Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: February 8, 2021

FOR IMMEDIATE ISSUE

FOR:	MDC Partners Inc.	CONTACT:	Erica Bartsch
	One World Trade Center, Fl. 65		Sloane & Company
	New York, NY 10007		212-446-1875
IR@mdc-partners.com

MDC PARTNERS INC. FILES REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION INVOLVING STAGWELL MEDIA LP

New York, NY, February 8, 2021 (NASDAQ: MDCA) – MDC Partners Inc. (“MDC”) today announced that it has filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the previously announced combination of MDC’s business (the “Proposed Transaction”) with certain operating businesses of Stagwell Media LP (“Stagwell”). Attached hereto is the letter to MDC’s shareholders from Irwin D. Simon, Lead Independent Director of MDC’s Board of Directors (the “MDC Board”) and Chair of a special committee of independent members of the MDC Board (the “Special Committee”).

As previously announced, the combined company is poised to deliver meaningful shareholder value creation, accelerated growth and enhanced services to clients. In contrast to MDC continuing as a standalone company, the highly compelling Proposed Transaction will create a leading marketing services company, with enhanced global scale and broadened premium capabilities.

The Proposed Transaction was approved by the MDC Board (with Mark Penn, Charlene Barshefsky and Bradley Gross abstaining from voting on, or from participating in any deliberations with respect to, the Proposed Transaction) following the affirmative recommendation by the Special Committee and, subject to approval by MDC shareholders, receipt of required regulatory approvals and other customary and negotiated closing conditions, is expected to close in the first half of calendar year 2021.

As further described in the Registration Statement , on a pro forma basis, without giving effect to any conversion of outstanding preference shares of MDC, it is anticipated that the existing holders of MDC’s Class A common shares (including Stagwell) and Class B Common shares would receive approximately 26% of the common equity of the combined company, and Stagwell would receive share consideration equal to 74% of the common equity of the combined company.

While the Registration Statement has not yet been declared effective and the information contained therein is subject to change, the Registration Statement provides important information about the Proposed Transaction. Specifically, the Registration Statement includes information related to Stagwell’s reporting segments, market strategy and historical consolidated financial data, along with unaudited pro forma combined financials for the combined company. Once the Registration Statement has been declared effective by the SEC, the final joint proxy statement/prospectus (the “Proxy Statement/Prospectus”) contained in the Registration Statement will be mailed to shareholders of MDC prior to the shareholder vote on the Proposed Transaction. To view the Registration Statement filing, shareholders can visit www.mdc-partners.com/documents or the SEC’s website at www.sec.gov.

Shareholder Questions

Shareholders with questions regarding the Proposed Transaction should contact Kingsdale Advisors, MDC’s strategic shareholder advisor and proxy solicitation agent, at 1-877-659-1821 (toll-free within North America) or at 1-416-867-2272 (outside of North America) or by email at contactus@kingsdaleadvisors.com.

Advisors

Moelis & Company LLC is serving as financial advisor, and Canaccord Genuity Corp. is serving as independent financial advisor, to the Special Committee, with DLA Piper LLP (US) and DLA Piper (Canada) LLP serving as legal advisor to the Special Committee. Cleary Gottlieb Steen & Hamilton LLP and Fasken Martineau DuMoulin LLP are serving as legal advisors to MDC. J.P. Morgan Securities LLC is serving as exclusive financial advisor to Stagwell, and Freshfields Bruckhaus Deringer US LLP and McCarthy Tétrault LLP are serving as legal advisors to Stagwell. Kingsdale Advisors is serving as strategic shareholder and communications advisor to MDC. Sloane & Company is serving as communications advisor to MDC.

About MDC Partners

MDC is one of the most influential marketing and communications networks in the world. As “The Place Where Great Talent Lives,” MDC is celebrated for its innovative advertising, public relations, branding, digital, social and event marketing agency partners, which are responsible for some of the most memorable and effective campaigns for the world’s most respected brands. By leveraging technology, data analytics, insights and strategic consulting solutions, MDC drives creative excellence, business growth and measurable return on marketing investment for over 1,700 clients worldwide. For more information about MDC and its partner firms, visit our website at www.mdc-partners.com and follow us on Twitter at http://www.twitter.com/mdcpartners.

About The Stagwell Group

The Stagwell Group is the first and only independent, digital-first, and fully-integrated organization of size & scale servicing brands across the continuum of marketing services. Collaborative by design, Stagwell is not weighed down by legacy points of view and its people are united in their desire to innovate, evolve, grow and deliver superior results for their clients. Stagwell’s high growth brands include experts in four categories: digital transformation and marketing, research and insights, marketing communications, and content and media. The address of Stagwell is 1808 Eye Street, Floor 6, Washington, D.C., 20006.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”) within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under applicable Canadian securities laws. Statements in this document that are not historical facts, including statements about MDC’s or Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of MDC, Stagwell and the combined company; information concerning the Proposed Transaction; the anticipated benefits of the Proposed Transaction; the likelihood of the Proposed Transaction being completed; the anticipated outcome of the Proposed Transaction; the tax impact of the Proposed Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Proposed Transaction (the “Special Meeting”); the shareholder approvals required for the Proposed Transaction; regulatory and stock exchange approval of the Proposed Transaction; and the timing of the implementation of the Proposed Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

These forward-looking statements are subject to various risks and uncertainties, many of which are outside MDC’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the Proxy/Prospectus, and under the caption “Risk Factors” in MDC’s Annual Report on Form 10-K for the year-ended December 31, 2019 under Item 1A, in MDC’s Quarterly Report on Form 10-Q for the three-months ended March 31, 2020 under Item 1A, in MDC’s Quarterly Report on Form 10-Q for the six-months ended June 30, 2020 under Item 1A and in MDC’s Quarterly Report on Form 10-Q for the nine-months ended September 30, 2020. These and other risk factors include, but are not limited to, the following:

•	an inability to realize expected benefits of the Proposed Transaction or the occurrence of difficulties in connection with the Proposed Transaction;
•	adverse tax consequences in connection with the Proposed Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;
•	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Proposed Transaction;
•	the impact of uncertainty associated with the Proposed Transaction on MDC’s and Stagwell’s respective businesses;
•	direct or indirect costs associated with the Proposed Transaction, which could be greater than expected;
•	the risk that a condition to completion of the Proposed Transaction may not be satisfied and the Proposed Transaction may not be completed; and
•	the risk of parties challenging the Proposed Transaction or the impact of the Proposed Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com. MDC does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

In connection with the Proposed Transaction, MDC and New MDC filed with the SEC a registration statement on Form S-4 (the “Form S-4”) that includes the Proxy Statement/Prospectus. This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Proposed Transaction. Once effective, MDC will mail the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Proposed Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC’s website at www.sec.gov. In addition, investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC’s website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or New MDC may file with the SEC in connection with the Proposed Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Proposed Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Proposed Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 5, 2020. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transaction, the suitability of the Proposed Transaction for you and other relevant matters concerning the Proposed Transaction.

[                     ], 2021

Dear Shareholder:

The board of directors (the “MDC Board”) of MDC Partners Inc. (“MDC” or “MDC Canada”) cordially invites you to attend a special meeting (the “Meeting”) of its shareholders (the “MDC Canada Shareholders”) to be held virtually at [                     ] [a.m./p.m.] on [                     ], 2021, or at any adjournment or postponement thereof.

As previously announced, on December 21, 2020, following the unanimous recommendation of a special committee of independent members of the MDC Board (the “MDC Special Committee”) and the subsequent approval by the MDC Board (other than Mark Penn, Charlene Barshefsky and Bradley Gross (collectively, the “Interested Directors”) who abstained from voting on, or participating in any deliberations with respect to, the Proposed Transactions), MDC Canada and Stagwell Media LP (“Stagwell”) entered into a transaction agreement (the “Transaction Agreement”), providing for, among other things, the redomiciliation (the “Redomiciliation”) of MDC Canada from the federal jurisdiction of Canada to the State of Delaware (from and after the Redomiciliation, “MDC Delaware”) and the subsequent combination (the “Business Combination”) of MDC’s business with the business of the subsidiaries of Stagwell that own and operate a portfolio of marketing services companies (the “Stagwell Subject Entities”). The Redomiciliation, the Business Combination, and a series of related transactions are referred to herein as the “Proposed Transactions”, and following the Business Combination, the combined company shall be referred to herein as the “Combined Company”.

On a pro forma basis (and (i) without giving effect to any conversion of MDC’s outstanding preference shares and (ii) including unvested restricted stock and restricted stock units of MDC), following completion of the Proposed Transactions, it is anticipated that the existing holders of class A subordinate voting shares of MDC Canada (the “MDC Canada Class A Common Shares”) and class B multiple voting shares of MDC Canada (the “MDC Canada Class B Common Shares”, and together with the MDC Canada Class A Common Shares, the “MDC Canada Common Shares”) (including Stagwell) will own approximately 26% of the common equity of the Combined Company, and Stagwell would be issued an amount of shares of Class C common stock of the Combined Company equivalent to approximately 74% of the voting rights of the Combined Company (with the percentage of the equity interests in the Combined Company owned by Stagwell being adjusted downwards if certain restructuring transactions are not completed prior to the consummation of the Proposed Transactions) and exchangeable, together with the Stagwell OpCo Units (as defined below), for shares of Class A common stock of the Combined Company on a one-for-one basis at Stagwell’s election following a six-month holding period, in each case subject to certain adjustments described in the accompanying proxy statement/prospectus.

The Combined Company will be poised to deliver meaningful shareholder value creation, accelerated growth and enhanced services to clients. In contrast to MDC Canada continuing as a standalone company, the highly compelling combination creates a leading marketing services company, with enhanced global scale and broadened capabilities:

•	Enhanced Shareholder Value. The Combined Company will accelerate growth and enhance shareholder value. The Combined Company will offer a comprehensive suite of complementary marketing and communications services to clients, significantly expanding in the areas of high-growth digital services and expertise as well as substantial new capabilities across several disciplines and geographies, as compared to MDC as a standalone entity.

•	Estimated Cost Synergies. Due to certain synergies described in the accompanying proxy statement/prospectus under “The Proposed Transactions - Estimated Cost Synergies,” the Combined Company is expected to achieve certain cost synergies and incur run-rate savings of approximately $30 million over time, with approximately 90% of such savings expected to be realized within twenty-four months following the consummation of the Proposed Transactions.

•	Lower Pro Forma Leverage. The Combined Company will have an improved credit profile, decreasing its consolidated net leverage ratio from 4.2x to 3.4x, after giving full effect to the expected run-rate operational synergies.

•	Enhanced Scale. The Combined Company will be a top ten global integrated marketing services company. The Combined Company will have an expanded global scale, operating in 23 countries, and expanded media and data operations, managing $4.4 billion in media spend.

•	Enhanced Growth Opportunities. The Combined Company will have a target of 5%+ annual organic growth, driven by 10 – 15% digital marketing growth and complementary capabilities, and a target of9%+ total annual revenue growth including new products and acquisitions. The Combined Company will more than triple its concentration of highgrowth digital offerings, with 32% of its business anticipated to be in the digital services sector. It is anticipated that the Combined Company will generate over $200 million of pro forma cash in 2021. The Combined Company will target growth to $3 billion+ in revenue in 2025, including acquisitions, organic growth and new products. In addition, the Combined Company will seek to develop new revenue streams by expanding its combined digital and technology products portfolios.

The Transaction Agreement also includes several minority protection rights and corporate governance protections, including:

•	Three Continuing Independent Directors. Three individuals who currently serve as independent directors of MDC (the “Continuing Independent Directors”) will serve as directors on the board of directors of the Combined Company (the “Combined Company Board”) and the Combined Company has agreed to cause such directors to be nominated at the Combined Company’s next two annual meetings following completion of the Proposed Transactions. Mr. Penn will continue as a director and Stagwell has the right, pursuant to the Transaction Agreement, to nominate four directors (and Stagwell has informed MDC that it expects to nominate at least two independent directors) and an affiliate of Goldman Sachs & Co. LLC will have the right to nominate one director to serve on the Combined Company Board.

•	Continuing Independent Directors will Comprise Audit Committee. The Combined Company’s audit committee will be comprised exclusively of the Continuing Independent Directors.

•	Restrictions on Related Party Transactions. During the period following the Proposed Transactions for so long as (i) Stagwell beneficially owns more than 10% of the then-issued and outstanding voting securities of the Combined Company, (ii) Stagwell has nominated directors constituting a majority of the Combined Company Board, or (iii) Stagwell has the contractual right to appoint a majority of the Combined Company Board (the “Restricted Period”), the Transaction Agreement generally will prohibit the Combined Company from entering into certain related party transactions without the approval of a majority of the independent directors serving on the Combined Company Board.

•	“Majority of the Minority” Voting Rights. During the Restricted Period, the Transaction Agreement will further generally prohibit the Combined Company from entering into any proposed business combinations involving Stagwell or its affiliates without (A) the approval of the Combined Company stockholders representing a “majority of the minority” of the voting power of the Combined Company and (B) the creation of a special committee of independent directors with authority similar to that of the MDC Special Committee.

At the Meeting, you will be asked to consider and approve six proposals (the “Proposals”):

•	Proposal 1: the approval of the Redomiciliation (the “Redomiciliation Proposal”);

•	Proposal 2: the approval of each of the Proposed Transactions, other than the Redomiciliation (the “Business Combination Proposal”), including the following:

The MDC Reorganization. Following the Redomiciliation, MDC Delaware will merge with one of its indirect wholly-owned subsidiaries (the “MDC Merger”), with MDC Delaware (from and after the MDC Merger, “OpCo”) surviving as a direct subsidiary of a newly-formed, NASDAQ-listed Delaware Corporation (“New MDC”). Following the MDC Merger, OpCo will convert into a limited liability company (together with the MDC Merger, the “MDC Reorganization”) that will hold MDC’s operating assets.

The Contributions. At the closing of the Proposed Transactions, Stagwell will contribute (i) the issued and outstanding equity interest of Stagwell Marketing Group Holdings LLC, the direct or indirect owner of the Stagwell Subject Entities other than SMGH, to OpCo in exchange for 216,250,000 common membership interests of OpCo (the “Stagwell OpCo Units”), and (ii) an aggregate amount of cash equal to $100 in to New MDC in exchange for 216,250,000 shares of a new Class C series of voting-only common stock of New MDC (the “Stagwell Issuance”).

•	Proposal 3: the granting of the proxy in relation to the common shares of MDC Delaware (the “MDC Delaware Common Shares”) and Series 6 convertible preference shares of MDC Delaware (the “MDC Delaware Series 6 Shares”) to be held by such MDC Canada Shareholder immediately following the consummation of the Redomiciliation, as applicable to each of MDC and The Stagwell Group LLC (each in such capacity, a “Proxyholder”) whereby each Proxyholder, acting singly, with respect to and on behalf of the holders of MDC Delaware Common Shares and the MDC Delaware Series 6 Shares that voted in favor of this proposal, may vote in favor of, or consent to, the approval and adoption of the Transaction Agreement and the Proposed Transactions, including the MDC Reorganization (collectively, the “MDC Delaware Consent”), which MDC Delaware Proxy (A) shall survive until the earlier of (1) the termination of the Transaction Agreement in accordance with its terms and (2) the effectiveness of the MDC Delaware Consent and (B) with respect to MDC, shall be granted conditional on MDC, in its capacity as Proxyholder, irrevocably committing to vote such MDC Delaware Common Shares and MDC Delaware Series 6 Shares to approve and adopt the Transaction Agreement and the Proposed Transactions, including the MDC Reorganization (the “MDC Delaware Proxy Proposal”);

•	Proposal 4: in accordance with NASDAQ Listing Rule 5635, the approval of the issuance of the MDC Delaware Series 6 Shares, as described in Proposal 3 (the “Series 6 Supervoting Proposal”);

•	Proposal 5: in accordance with NASDAQ Listing Rule 5635, the Stagwell Issuance, as described in Proposal 2 (the “Stagwell Issuance Proposal”); and

•	Proposal 6: the non-binding advisory approval of the compensation that may be paid or become payable to MDC’s named executive officers in connection with the Proposed Transactions (the “Compensation Proposal”).

The Redomiciliation Proposal and the Business Combination Proposal are subject to approval by both (i) at least two-thirds of the total votes cast on such Proposals, and (ii) at least a “majority of the minority” of the votes cast by each class on such Proposals (i.e., a majority, excluding the votes of interested shareholders required to be excluded by applicable securities laws), and the consummation of each of the Proposals other than the Compensation Proposal (all such Proposals, collectively, the “Transaction Proposals”) is conditioned on the approval by the requisite MDC Canada Shareholder threshold of the other Transaction Proposals, such that MDC will only effect the Proposed Transactions if the MDC Canada Shareholders approve each of the Transaction Proposals by the required threshold.

Acting upon the unanimous recommendation of the MDC Special Committee, the MDC Board (with the Interested Directors abstaining) unanimously recommends that the MDC Canada Shareholders vote “FOR” each of the Transaction Proposals. Additionally, the MDC Board (with the Interested Directors abstaining) unanimously recommends the MDC Canada Shareholders vote “FOR” the Compensation Proposal.

You are encouraged to read the accompanying document carefully. In particular, you should read the “Risk Factors” section beginning on page 50 of the accompanying proxy statement/prospectus for a discussion of the risks you should consider in evaluating the Proposed Transactions and how they will affect you.

Your vote is very important regardless of the number of MDC Canada Common Shares or preference shares of MDC Canada (collectively, the “MDC Canada Shares”) that you own. Whether or not you expect to attend virtually, you should authorize a proxyholder to vote your MDC Canada Shares as promptly as possible so that your MDC Canada Shares may be represented and voted at the Meeting. Enclosed with this letter is the Notice of Special Meeting and Proxy Statement/Prospectus and a form of proxy or voting instruction form.

Due to the continuing public health impact of the novel coronavirus pandemic (COVID-19) and to support the health and well-being of our employees and shareholders, MDC Canada has decided that the Meeting will be held solely by means of remote communication as a virtual meeting. A virtual Meeting enables registered holders of MDC Canada Shares and duly appointed proxyholders to listen to the Meeting, ask questions and receive answers online, and vote online at [                     ] by clicking “I have a control number” and then entering your unique 13-digit control number located on your form of proxy and the password “[                     ]” (case-sensitive). Registered holders of MDC Canada Common Shares and duly appointed proxyholders will have the ability to submit questions during the Meeting via the Meeting website. The vast majority of our shareholders vote in advance of the annual meeting by proxy using the various available voting channels, and these voting channels will continue to be available. We encourage shareholders to continue to vote in advance of the annual meeting by proxy.

Please submit your vote online, by phone, mail or fax by [                     ] [a.m./p.m.] on [                     ], 2021, to ensure your representation at the Meeting.

If you require assistance with voting your MDC Canada Shares, please contact MDC Canada’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, as follows:

Kingsdale Advisors

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario M5X 1E2

Call Toll-Free (within North America):
1-877-659-1821

Call Collect (outside North America):
1-416-867-2272

E-Mail:
contactus@kingsdaleadvisors.com

On behalf of MDC Canada, I would like to thank you for your continuing support.

Sincerely,

“Irwin D. Simon”

Irwin D. Simon
Lead Independent Director (Presiding Director) of MDC Partners Inc.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”) within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under applicable Canadian securities laws. Statements in this document that are not historical facts, including statements about MDC’s or Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of MDC, Stagwell and the combined company; information concerning the Proposed Transaction; the anticipated benefits of the Proposed Transaction; the likelihood of the Proposed Transaction being completed; the anticipated outcome of the Proposed Transaction; the tax impact of the Proposed Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Proposed Transaction (the “Special Meeting”); the shareholder approvals required for the Proposed Transaction; regulatory and stock exchange approval of the Proposed Transaction; and the timing of the implementation of the Proposed Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

These forward-looking statements are subject to various risks and uncertainties, many of which are outside MDC’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the Proxy/Prospectus, and under the caption “Risk Factors” in MDC’s Annual Report on Form 10-K for the year-ended December 31, 2019 under Item 1A, in MDC’s Quarterly Report on Form 10-Q for the three-months ended March 31, 2020 under Item 1A, in MDC’s Quarterly Report on Form 10-Q for the six-months ended June 30, 2020 under Item 1A and in MDC’s Quarterly Report on Form 10-Q for the nine-months ended September 30, 2020. These and other risk factors include, but are not limited to, the following:

•	an inability to realize expected benefits of the Proposed Transaction or the occurrence of difficulties in connection with the Proposed Transaction;
•	adverse tax consequences in connection with the Proposed Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;
•	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Proposed Transaction;
•	the impact of uncertainty associated with the Proposed Transaction on MDC’s and Stagwell’s respective businesses;
•	direct or indirect costs associated with the Proposed Transaction, which could be greater than expected;
•	the risk that a condition to completion of the Proposed Transaction may not be satisfied and the Proposed Transaction may not be completed; and
•	the risk of parties challenging the Proposed Transaction or the impact of the Proposed Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com. MDC does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

In connection with the Proposed Transaction, MDC and New MDC filed with the SEC a registration statement on Form S-4 (the “Form S-4”) that includes the Proxy Statement/Prospectus. This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Proposed Transaction. Once effective, MDC will mail the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Proposed Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC’s website at www.sec.gov. In addition, investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC’s website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or New MDC may file with the SEC in connection with the Proposed Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Proposed Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Proposed Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 5, 2020. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transaction, the suitability of the Proposed Transaction for you and other relevant matters concerning the Proposed Transaction.